SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION

1333 West Loop South, Suite 1700

Houston, Texas 77027

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Cameron Corporation Retirement Savings Plan

Year ended December 31, 2002

Cooper Cameron Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Report of Independent Auditors

The Participants and Administrator

Cooper Cameron Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 19, 2003

Cooper Cameron Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Employer contributions receivable	$640,329	$735,801
Investments:
Participant loans	7,663,955	7,526,102
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	273,934,737	273,188,618

Net assets available for benefits	$282,239,021	$281,450,521

See accompanying notes.

Cooper Cameron Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions:
Employer	$9,903,074
Employee	15,071,813
Rollovers	512,619

Total contributions	25,487,506
Interest from participant loans	629,348

Total additions	26,116,854
Deductions:
Benefits paid to participants	23,278,099
Net investment loss from Cooper Cameron Corporation Master Trust for Defined Contribution Plans, net of expenses	1,980,997

Total deductions	25,259,096
Other changes in net assets:
Net asset withdrawals	(69,258)

Net increase	788,500
Net assets available for benefits at:
Beginning of year	281,450,521

End of year	$282,239,021

See accompanying notes.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

Cooper Cameron Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the “Company”), with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan participants can elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions up to 6%.

The Company’s matching contributions consist of shares of Company stock, which are invested in the Cooper Cameron Stock Fund. Participants are 100% vested in the Company’s matching contributions. Prior to February 1, 2002, participants who had attained age 55 could elect to make irrevocable transfers of their interest in the Cooper Cameron Stock Fund in 1% increments to one or more of the allocable funds defined below. Effective February 1, 2002, the Plan was amended to give all participants the unrestricted ability to immediately reallocate their matching accounts from the Cooper Cameron Stock Fund into other investment funds offered by the Plan regardless of age.

In addition to the matching contributions, the Company makes retirement contributions to specific employees of certain Participating Units as defined in the Plan. The retirement contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company’s retirement contributions are allocated among the fund options based on employee elections. Vesting in the Company’s retirement contributions is on a graduated scale, with 100% vesting after five years of service. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Any participant who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their retirement contributions.

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s Corporate Office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments

The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. This Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2002 and 2001.

	Beneficial Interest
	December 31
	2002	2001
Cooper Cameron Stock Fund	99.41%	98.42%
PRIMCO Stable Value Fund	96.96	91.12
Scudder Institutional Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund)	—	95.76
Barclays Global Investors Equity Index Fund	97.88	—
PIMCO Total Return A Fund	94.78	89.90
PIMCO Total Return Administrative Shares Fund	94.78	—
Washington Mutual Investors Fund	95.01	90.39
MFS Massachusetts Investors Growth A Fund	96.47	94.12
Franklin Balance Sheet Investment A Fund	94.75	91.64
Lord Abbett Developing Growth A Fund	95.67	93.65
EuroPacific Growth Fund	95.56	93.34
Real Estate Fund	100.00	100.00

The Master Trust’s security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at estimated fair value based on the most recent independent appraisal.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

Risks and Uncertainties

The Master Trust provides for various investments in common stock, mutual funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Participant Loans

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loan balances are reported at the current principal outstanding on these participant loans, which approximates fair value.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust in which the Plan participates:

December 31, 2002	Cooper Cameron Stock Fund	Washington Mutual Investors Fund	PRIMCO Stable Value Fund	MFS Massachusetts Investors Growth A Fund	Real Estate Fund	Barclays Global Investors Equity Index Fund	PIMCO Total Return A Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment A Fund	Lord Abbett Developing Growth A Fund	EuroPacific Growth Fund
Assets:
Cash	$741,715	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Net unsettled sales of investments	63,504	—	—	—	—	—	—	—	—	—	—
Investments at fair value as determined by quoted market prices:									—	—	—
Money market funds	207,964	—	—	—	608,745	—	—	—	—	—	—
Cash Management Trust of America	—	—	2,119,566	—	—	—	—	—	—	—	—
Cooper Cameron Corporation Common Stock	83,466,086	—	—	—	—	—	—	—	—	—	—
Washington Mutual Investors Fund	—	25,461,905	—	—	—	—	—	—	—	—	—
MFS Massachusetts Investors Growth A Fund	—	—	—	21,587,483	—	—	—	—	—	—	—
Barclays Global Investors Equity Index Fund	—	—	—	—	—	19,851,519	—	—		—
PIMCO Total Return A Fund	—	—	—	—	—	—	19,763,056	—	—	—	—
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	17,822,277	—	—	—
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	—	—	14,252,382	—	—
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	—	—	6,818,756
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	—	—	10,406,841
Investments at estimated fair value or contract value:								—	—
Investment contracts	—	—	27,320,820	—	—	—	—	—	—	—	—
INVESCO Group Trust for Employee Benefit Plans	—	—	32,267,564	—	—	—	—	—	—	—	—
Real estate	—	—	—	—	238,788	—	—	—	—	—	—

Total investments	83,674,050	25,461,905	61,707,950	21,587,483	847,533	19,851,519	19,763,056	17,822,277	14,252,382	6,818,756	10,406,841

Total assets	84,479,269	25,461,905	61,707,950	21,587,483	847,533	19,851,519	19,763,056	17,822,277	14,252,382	6,818,756	10,406,841

Liabilities:
Net unsettled purchases of investments	708,968	—	—	—	—	—	—	—	—	—	—

Net assets available to participating plans	$83,770,301	$25,461,905	$61,707,950	$21,587,483	$847,533	$19,851,519	$19,763,056	$17,822,277	$14,252,382	$6,818,756	$10,406,841

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

December 31, 2001	Cooper Cameron Stock Fund	Washington Mutual Investors Fund	PRIMCO Stable Value Fund	MFS Massachusetts Investors Growth A Fund	Real Estate Fund	Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index Fund)	PIMCO Total Return A Fund	Franklin Balance Sheet Investment A Fund	Lord Abbett Developing Growth A Fund	EuroPacific Growth Fund
Assets:
Cash	$49,730	$—	$—	$—	$—	$—	$—	$—	$—	$—
Net unsettled sales of investments	747,156	—	—	—	—	—	—	—	—	—
Investments at fair value as determined by quoted market prices:
Money market funds	485,323	—	—	—	519,973	—	—	—	—	—
Cash Management Trust of America	—	—	2,947,173	—	—	—	—	—	—	—
Cooper Cameron Corporation Common Stock	72,431,025	—	—	—	—	—	—	—	—	—
Washington Mutual Investors Fund	—	30,792,886	—	—	—	—	—	—	—	—
MFS Massachusetts Investors Growth A Fund	—	—	—	32,313,985	—	—	—	—	—	—
Scudder Equity 500 Index Fund (formerly, Deutsche Institutional Equity 500 Index)	—	—	—	—	—	29,951,207	—	—	—	—
PIMCO Total Return A Fund	—	—	—	—	—	—	33,186,711	—	—	—
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	—	13,824,686	—	—
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	—	9,611,825	—
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	—	12,221,450
Investments at estimated fair value or contract value:
Investment contracts	—	—	37,651,137	—	—	—	—	—	—	—
INVESCO Group Trust for Employee Benefit Plans	—	—	14,935,985	—	—	—	—	—	—	—
Real estate	—	—	—	—	72,479	—	—	—	—	—

Total investments	72,916,348	30,792,886	55,534,295	32,313,985	592,452	29,951,207	33,186,711	13,824,686	9,611,825	12,221,450

Total assets	73,713,234	30,792,886	55,534,295	32,313,985	592,452	29,951,207	33,186,711	13,824,686	9,611,825	12,221,450
Liabilities:
Net unsettled purchases of investments	365,228	—	—	—	—	—	—	—	—	—

Net assets available to participating plans	$73,348,006	$30,792,886	$55,534,295	$32,313,985	$592,452	$29,951,207	$33,186,711	$13,824,686	$9,611,825	$12,221,450

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the separate investment accounts of the Master Trust in which the Plan participates are as follows:

Year ended December 31, 2002	Net Appreciation (Depreciation)	Interest and Dividends
Cooper Cameron Stock Fund	$17,478,390	$3,130
PRIMCO Stable Value Fund	—	2,838,054
Scudder Institutional Equity 500 Index Fund (formerly Deutsche Institutional Equity 500 Index Fund)	(5,517,636)	265,323
PIMCO Total Return A Fund	932,390	1,945,385
PIMCO Total Return Administrative Shares Fund	(283,245)	617,410
Barclays Global Investors Equity Index Fund	(1,203,595)	—
Washington Mutual Investors Fund	(5,328,479)	630,989
MFS Massachusetts Investors Growth A Fund	(9,103,164)	—
Franklin Balance Sheet Investment A Fund	(1,354,930)	207,750
Lord Abbett Developing Growth A Fund	(2,959,019)	—
EuroPacific Growth Fund	(1,828,431)	108,974
Real Estate Fund	238,788	7,621

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $477,342 for the year ended December 31, 2002.

PRIMCO Stable Value Fund (“Stable Value Fund”)

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed primarily of corporate bonds, asset-backed securities, government agency securities, and 103-12 investment entities with a total fair value of $60,119,483 and $47,655,056 at December 31, 2002 and 2001, respectively. The contract values of the SICs at December 31, 2002 and 2001 are $57,364,691 and $46,659,277, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2002, the interest crediting rates for all investment contracts range from 2.11% to 9.52%. At December 31, 2001, the interest crediting rates for all investment contracts range from 3.08% to 9.52%.

For 2002 and 2001, the average annual yield for the investment contracts in the Stable Value Fund is 5.06% and 5.75%, respectively. At December 31, 2002 and 2001, fair value of the investment contracts in the Stable Value Fund is estimated to be approximately 105% and 102% of contract value, respectively. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

4. Non-Participant-Directed Investments

Information about the net assets as of December 31, 2001 relating to the non-participant-directed investments is as follows:

December 31 2001
Net assets:
Interest in Cooper Cameron Stock Fund	$32,321,206
Contribution receivable	735,801

$33,057,007

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments (continued)

As discussed in Note 1, effective February 1, 2002, all investments became participant-directed.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

6. Other Changes in Net Assets

For the year ended December 31, 2002, net asset withdrawals represent transfers to the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Buffalo, New York Plant, due to employee transfers.

7. Subsequent Events

Effective May 1, 2003, the Plan was amended and restated to include the following changes: The Plan will provide for a profit sharing contribution equal to 2% of eligible compensation for all participants hired by the Company, or any participating affiliate, after May 1, 2003. The profit sharing contributions will be made for each plan year in which the Company meets or exceeds its financial objectives, as established and determined in the sole discretion of the Company’s Board of Directors. In addition, the retirement contribution was eliminated for employees hired on or after May 1, 2003.

•	Employee pre-tax contribution limit was increased from 16% to 20% of compensation.

•	The Plan will allow catch up contributions for employees who have attained age 50.

•	The Plan will meet safe-harbor provisions.

Supplemental Schedule

Cooper Cameron Corporation Retirement Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2002

Identity of Issuer	Description of Investment	Current Value
* Participant loans	Interest rates ranging from 3.92% to 11.50% with varying maturity dates.	$7,663,955

		$7,663,955

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION

RETIREMENT SAVINGS PLAN

By:	/s/ JANE L. CROWDER
Jane L. Crowder Member of the Plan Administration Committee

Date: June 25, 2003